

June 26, 2013

Via E-mail
Sam Duncan
Chief Executive Officer and President
SUPERVALU INC.
7075 Flying Cloud Drive
Eden Prairie, Minnesota 55344

> **Re:** **SUPERVALU INC.**
> **Form 10-K for the Fiscal Year Ended February 23, 2013**
> **Filed April 24, 2013**
> **File No. 001-05418**

Dear Mr. Duncan:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 23, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of fiscal 2013 ended February 23, 2013 and fiscal 2012 ended February 25, 2012

Net Sales, page 21

1. You define identical store sales for the purpose of explaining the change in net sales from fiscal 2012 to fiscal 2013 on page 21 as "stores operating for four full quarters, including store expansions and excluding planned store dispositions." You define identical store sales for the purpose of explaining the change in net sales from fiscal 2011 to fiscal 2012

on page 24 as "stores operating for four full quarters, including store expansions and excluding fuel." We have the following comments:

- Please tell us the reason for each of the changes in the definition of identical store sales, and why you believe the use of a different definition of a performance measure for the aforementioned periods is both appropriate and useful to investors.

- Please tell us what the amount and impact on identical store sales was for each of the differences in the definition for the aforementioned periods.

- In future filings, if you have changed your definition of identical store sales please disclose that fact and revise the corresponding information for earlier periods to provide disclosure of identical store sales on a consistent basis.

2. We note identical store sales for Save-A-Lot includes retail sale of groceries at Company-owned stores and wholesale product sales to licensee stores. Please tell us what identical store sales were for Company-owned stores for each of the periods presented. In future filings, please revise to disclose identical store sales both including and excluding wholesale product sales to licensee stores.

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies, page 47

Cash and Cash Equivalents, page 48

3. You disclose within your cash and cash equivalents accounting policy on page 48 that your banking arrangements allow you to fund outstanding checks when presented to the financial institution for payment, resulting in book overdrafts. Please describe this financing arrangement in greater detail, and in your response please specifically tell us whether these "book overdrafts" represent actual short term borrowings from the financial institution.

Impairment of Long-Lived Assets, page 50

4. We note you determined it was more appropriate to evaluate long-lived assets for impairment at the store level of a geographic market within the Save-A-Lot segment and historically evaluations have been performed at the geographic market level. Please clarify for us whether evaluations continue to be performed at the geographic market level for your Retail Food stores and Independent Business distribution centers, and if so, why evaluations are not performed at the store or distribution level. Refer to FASB ASC 360-10-35-23.

<u>Unaudited Quarterly Financial Information, page 79</u>

5. We note your disclosure of Net loss from continuing operations. Item 302(a)(1) of Regulation S-K requires the presentation of income (loss) before extraordinary items and cumulative effect of a change in accounting, per share data based upon such income (loss), and net income (loss) within supplementary financial information. Please revise to include net income (loss) and net income (loss) per share, inclusive of discontinued operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief